UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

February 28, 2023

HPX CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39382	98-1550444
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 N. West Street, Suite 1200 Wilmington, DE	19801
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (302) 295-4929

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	HPX	NYSE American LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	HPX.WS	NYSE American LLC
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	HPX.U	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

As described below under Item 5.07 of this Current Report on Form 8-K, on February 28, 2023, HPX Corp. (the “Company”, “HPX” or “we”) convened an extraordinary general meeting (the “General Meeting”) to approve, among other things, the previously announced business combination of the Company and Emergência Participações S.A. (the “Business Combination”).

Item 5.07 Submission of Matters to a Vote of Security Holders.

Set forth below are the final voting results for each of the proposals submitted to a vote of the shareholders of the Company at the General Meeting:

		Votes For	Votes Against	Abstentions
1.	A proposal to consider and vote upon a proposal to approve and adopt by ordinary resolution the transactions contemplated by the Business Combination Agreement, dated as of July 5, 2022 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement,” and, the transactions contemplated thereby, collectively, the “Business Combination”), by and among HPX, Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”), Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (“Emergencia”), and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (“Ambipar”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, pursuant to which, among other things, (i) HPX shall be merged with and into New PubCo, with New PubCo as the surviving entity and (ii) Merger Sub shall subsequently be merged with and into New PubCo, with New PubCo as the surviving entity;	7,133,547	125,508	0

		Votes For	Votes Against	Abstentions
2A.	A proposal to consider and vote, by way of a special resolution, upon a proposal to (i) authorize HPX to merge with and into New PubCo, with New PubCo as the surviving entity, and that all the undertaking, property and liabilities of HPX vest in New PubCo by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands (the “First Plan of Merger”); (ii) authorize, approve and confirm, in all respects, the First Plan of Merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, and authorize HPX entering into the First Plan of Merger; and (iii) upon the Effective Date (as defined in the First Plan of Merger), (a) approve that the memorandum and articles of association of New PubCo in effect as of the date of the accompanying proxy statement/prospectus be amended and restated by their deletion in their entirety and replacement with, and the adoption of, the amended and restated memorandum and articles of association annexed to the First Plan of Merger, (b) approve that the authorized share capital of New PubCo be amended and re- designated as set forth in the First Plan of Merger, (c) approve that the First Plan of Merger be executed by any director on behalf of HPX, and authorize to submit the First Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands, and (d) confirm, ratify and approve in all respects all actions taken and documents or agreements executed, signed or delivered by any director or officer of HPX in connection with or ancillary to all such contemplated transactions;	7,133,547	125,508	0

		Votes For	Votes Against	Abstentions
2B.	A proposal to consider and vote, by way of a special resolution, upon a proposal to (i) authorize the merger of Merger Sub with and into New PubCo, with New PubCo as the surviving entity, and that all the undertaking, property and liabilities of Merger Sub vest in New PubCo by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands (the “Second Plan of Merger” and, together with the First Plan of Merger, the “Plans of Merger”); (ii) authorize, approve and confirm, in all respects, the Second Plan of Merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C, and authorize New PubCo entering into the Second Plan of Merger; and (iii) upon the Effective Date (as defined in the Second Plan of Merger), (a) approve the authorized share capital of New PubCo as set forth in the Second Plan of Merger, (b) approve that the Second Plan of Merger be executed by any director on behalf of New PubCo, and authorize to submit the Second Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands, and (c) confirm, ratify and approve in all respects all actions taken and documents or agreements executed, signed or delivered by any director or officer of New PubCo in connection with or ancillary to all such contemplated transactions;	7,133,547	125,508	0

		Votes For	Votes Against	Abstentions
3A.	A proposal to consider and vote, by way of ordinary resolution, upon a proposal to approve the principal differences between the existing amended and restated memorandum and articles of association of HPX (collectively, the “Existing Governing Documents”) and the amended and restated memorandum and articles of association of New PubCo to be adopted pursuant to the First Plan of Merger (collectively, the “Proposed Governing Documents”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex D, in particular that the authorized share capital of HPX be changed and amended from (i) 500,000,000 Class A ordinary shares, $0.0001 par value each, 50,000,000 Class B ordinary shares, $0.0001 par value each, and 5,000,000 undesignated preference shares, $0.0001 par value each, to (ii) (a) 250,000,000 New PubCo Class A ordinary shares, par value $0.0001 per Class A ordinary share, (b) 150,000,000 New PubCo Class B ordinary shares, par value $0.0001 per Class B ordinary share, and (c) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board of directors of New PubCo may determine from time to time in accordance with the Proposed Governing Documents (the “Change in Authorized Share Capital Proposal”);	7,133,547	125,508	0

		Votes For	Votes Against	Abstentions
3B.	A proposal to consider and vote, by way of ordinary resolution, upon a proposal to approve the principal differences between the Existing Governing Documents and the Proposed Governing Documents, a copy of which is attached to the accompanying proxy statement/ prospectus as Annex D, in particular with respect to the method of appointment and election of directors to the board of directors of New PubCo (the “Method to Appoint and Elect Directors Proposal”);	7,133,547	125,508	0

		Votes For	Votes Against	Abstentions
3C.	A proposal to consider and vote, by way of ordinary resolution, upon a proposal to approve the principal differences between the Existing Governing Documents and the Proposed Governing Documents, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D, in particular with respect to the changes in connection with the adoption of the Proposed Governing Documents other than those being considered and voted under the Change in Authorized Share Capital Proposal and the Method to Appoint and Elect Directors Proposal;	7,133,547	125,508	0

		Votes For	Votes Against	Abstentions
4.	A proposal to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to HPX shareholders, (ii) in order to solicit additional proxies from HPX shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if HPX shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash in the trust account (after deducting any amounts to be paid to HPX shareholders that exercise their redemption rights in connection with the Business Combination), together with the net proceeds received by New PubCo in cash or in kind from the issuance and sale of an aggregate of 16,200,000 New PubCo Ordinary Shares pursuant to the subscription agreements with Ambipar and certain investors, equal no less than $168,000,000 (without considering any payment of Business Combination related transaction expenses) would not be satisfied;	7,113,747	145,308	0

Based upon the submission of proxies and ballots, a majority of the shares of HPX ordinary shares issued and outstanding and entitled to vote at the close of business on the record date were present at the General Meeting by proxy or by attendance, including via the virtual meeting website, which constituted a quorum. Proposal 1 was approved by the required vote. Proposal 2A was approved by the required vote. Proposal 2B was approved by the required vote. Proposal 3A was approved by the required vote. Proposal 3B was approved by the required vote. Proposal 3C was approved by the required vote. Proposal 4 was approved by the required vote.

Item 8.01 Other Events.

In connection with the shareholder vote at the General Meeting, HPX’s public shareholders had the right to elect to redeem all or a portion of their Class A ordinary shares for a per share price calculated in accordance with HPX’s organizational documents. HPX’s public shareholders holding 1,258,439 Class A ordinary shares validly elected to redeem their public shares as of 5:00 p.m., Eastern Time, on February 24, 2023.

On February 28, 2023, HPX issued a press release announcing the results of the General Meeting. A copy of the press release is attached as Exhibit 99.1.

The Closing is expected to occur on or about March 3, 2023, subject to the satisfaction or waiver of the conditions with respect to the Business Combination

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated February 28, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2023

HPX CORP.

By:	/s/ Carlos Piani
Carlos Piani
Chief Executive Officer and Chief Financial Officer